UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)


                           SCIENTIFIC INDUSTRIES, INC.
                     ---------------------------------------
                                (Name of issuer)


                     Common Stock, $0.05 Par Value Per Share
                     ---------------------------------------
                         (Title of class of securities)


                                   808757 10 8
                             -----------------------
                                 (CUSIP number)


                  Warshaw Burstein Cohen Schlesinger & Kuh, LLP
                                555 Fifth Avenue
                            New York, New York 10017
                                 (212) 984-7700
                           Attn: Marshall Lester, Esq.
           -----------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)

                                October 30, 2002
             -------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP No. 808757 10 8
          -----------

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1.       Names of Reporting Persons. S.S. or I.R.S.            Lowell A. Kleiman
         Identification Nos. of Above Persons

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2.       Check the Appropriate Box if a Member of a Group               (a)  [ ]
         (See Instructions)                                             (b)  [ ]

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3.       SEC Use Only


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4.       Source of Funds (See Instructions)                       Not Applicable


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5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                             [ ]

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6.       Citizenship or Place of Organization           United States of America


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         Number of Shares            7.     Sole Voting Power            139,581
         Beneficially
         Owned by Each                      ------------------------------------
         Reporting                   8.     Shared Voting Power
         Person With
                                            ------------------------------------
                                     9.     Sole Dispositive Power       139,581

                                            ------------------------------------
                                     10.    Shared Dispositive Power

                                            ------------------------------------

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11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                  139,581

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12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]

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13.      Percent of Class Represented by Amount in Row (11)                14.7%


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14.      Type of Reporting Person (See Instructions)                          IN


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                                                                     Page 2 of 2

         The following constitutes Amendment No. 2 ("Amendment No. 2") to the
Schedule 13D filed by the undersigned. This Amendment No. 2 amends the Schedule 13D as specifically set forth.

         Item 4 is hereby amended to add the following:.

         On October 30, 2002, Mr. Kleiman filed a preliminary proxy statement with the Securities and Exchange Commission in order to solicit proxies for his reelection to the Board of Directors, for the election of one of the management nominees, for his shareholder proposal with respect to restrictions on the grant of options that may be issued to non-employee directors and against the 2002 Stock Option Plan, as more fully set forth therein.


                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                       /s/ LOWELL A. KLEIMAN
                                       ---------------------------
                                       Lowell A. Kleiman

Date: October 30, 2002


                                                                     Page 3 of 3